Exhibit D.6

                           94 FERC Paragraph  62,177

                           UNITED STATES OF AMERICA

                      FEDERAL ENERGY REGULATORY COMMISSION

The Connecticut Light and Power Company              Docket No. EC01-57-000


                        ORDER AUTHORIZING DISPOSITION OF
                            JURISDICTIONAL FACILITIES

                           (Issued February 28, 2001)

   On January 12, 2001, The Connecticut Light and Power Company (CL&P) filed an application pursuant to section 203 of the Federal Power Act (FPA)
<F1> for Commission authorization to transfer certain jurisdictional facilities to Connecticut Resources Recovery Authority (CRRA). The jurisdictional facilities are associated with the South Meadow station, an approximately 250-MW plant consisting of two steam turbines and four jet turbine sets located in Hartford, Connecticut, which CL&P is selling to CRRA. <F2>

   CL&P is an operating utility subsidiary of Northeast Utilities (NU), a registered public utility holding company. CL&P owns and operates generation, transmission and distribution facilities. It is also authorized by the Commission to sell wholesale power at market-based rates. <F3> In addition to CL&P, NU has wholly-owned operating utility subsidiaries in Massachusetts and New Hampshire.

   According to the application, CRRA is a public instrumentality and political subdivision of Connecticut established by statute. CRRA operates waste-disposal and recycling facilities throughout Connecticut. CRRA owns and operates refuse- and coal-fired boilers at South Meadow. CRRA's steam is used in CL&P's turbine generators to provide electricity.

   The jurisdictional facilities being transferred include generator lead-line equipment, including four generator step-up transformers, two 115-kV overhead lines, a 115-kV bus and other associated equipment. These facilities are used to interconnect South Meadow to CL&P's transmission system.

   According to the application, the proposed transaction is consistent with the public interest and will not have an adverse effect on competition, rates or regulation. With respect to competition, CL&P states that the proposed transaction will not adversely affect competition because CRRA controls only limited generating assets with a net generating capacity of just 110 MW. CL&P states that this transaction is part of a broad divestiture of generating assets by it and other public utilities in Connecticut, consistent with the state's restructuring law. With respect to rates, CL&P states that the proposed transaction will not adversely affect rates because CRRA does not have any captive wholesale or retail ratepayers or transmission customers. The transaction does not involve the transfer or alteration of any wholesale power sale contracts or the sale of generating units linked to sales under such contracts. With respect to regulation, CL&P indicates that the proposed transaction will not impair the effectiveness of either state or Federal regulation because CL&P will remain subject to the jurisdiction of the Commission and the Connecticut Department of Public Utility Control, and no new registered public utility holding company will be formed as a result of the transaction.

   Notice of the application was published in the Federal Register, with comments due on or before February 2, 2001. No comments were received.

   After consideration, it is concluded that the proposed transaction is consistent with the public interest and is authorized, subject to the following conditions:

(1) The proposed transaction is authorized upon the terms and conditions and for the purposes set forth in the application;

(2) The foregoing authorization is without prejudice to the authority of the Commission or any other regulatory body with respect to rates, service, accounts, valuation, estimates or determinations of costs or any other matter whatsoever now pending or which may come before the Commission;

(3) Nothing in this order shall be construed to imply acquiescence in any estimate or determination of cost or any valuation of property claimed or asserted;

(4) The Commission retains authority under sections 203(b) and 309 of the FPA to issue supplemental orders as appropriate; and

(5) CL&P shall promptly notify the Commission of the date the disposition of the jurisdictional facilities is consummated.

Authority to act on this matter is delegated to the Director, Division of Corporate Applications, pursuant to 18 C.F.R. Section 375.307. This order constitutes final agency action. Requests for rehearing by the Commission may be filed within thirty (30) days of the date of the issuance of this order, pursuant to 18 C.F.R. Section 385.713.



                               Michael C. McLaughlin, Director
                               Division of Corporate Applications



[FN]

<F1>   16 U.S.C. Section 824b (1994).

<F2>   Applicants concurrently filed an Interconnection and Operation
 Agreement between CL&P and CRRA under section 205 of the FPA. That filing will be addressed separately in Docket No. ER01-947-000.

<F3>   Northeast Utilities Service Co., 87 FERC Paragraph 61,063 (1999).


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